Birch Mountain Resources Ltd.
Report of Independent Registered Public Accounting Firm

To the Shareholders of
Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Our previous audit report dated February 25, 2005 (except for notes 3 and 8 which are as of July 25, 2005) has been withdrawn and the consolidated financial statements have been revised as described in note 19 to the consolidated 2004 financial statements.

Signed "Meyers Norris Penney LLP"
Calgary, Canada	Chartered Accountants

Feb 25, 2005 (except for notes 3 and 8 of the 2004 consolidated financial statements, which are as of July 25, 2005 and note 19, which is as of November 10, 2006).

Suite 600, 808 - 4th Ave. S.W., Calgary, Alberta T2P 3E8 (403)263-3385
1

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
		As at December 31

	2004	2003
	Restated	Restated

Assets
Current
Cash and cash equivalents	5,444,270	1,818,292
GST and other receivables	233,459	52,221
Prepaids and deposits	184,108	59,102
	5,861,837	1,929,615
Property, plant and equipment (Note 4)	181,217	158,482
Mineral properties (Note 5)	3,489,369	336,136
Total Assets	9,532,423	2,424,233
Liabilities
Current
Accounts payable and accrued liabilities (Note 6)	357,229	91,598
Advances on share subscriptions	173,252	-
Deferred credit (Note 7)	50,306	57,188
Other current liabilities (Note 8)	2,500,000	750,000
	3,080,787	898,786

Shareholders' equity
Share capital (Note 9)	8,761,876	28,946,174
Contributed surplus (Note 11)	338,569	89,957
Retained deficit (Note 12)	(2,648,809)	(27,510,684)
	6,451,636	1,525,447
Total Liabilities and Shareholders' Equity	9,532,423	2,424,233

Nature of operations (Note 1)
Commitments (Note 13)

Approved on behalf of the Board:

"Signed"	Director
Douglas J. Rowe

"Signed"	Director
Kerry E. Sully

The accompanying notes are an integral part of these financial statements.
2

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Retained Earnings (Deficit)
For the years ended December 31

	2004	2003	2002
	Restated	Restated	Restated

Expenses
Mineral properties expensed (Note 5)	762,371	744,385	976,305
Salaries and benefits	386,579	422,135	437,786
Office	683,316	263,247	233,043
Professional fees	396,552	125,175	264,584
Shareholder services and promotion	329,993	213,203	143,046
Stock-based compensation (Note 10)	246,127	66,681	-
Consulting	79,973	800	2,400
Amortization	50,336	33,632	47,558
Research costs	-	11,150	42,514
Loss before the following	2,935,247	1,880,408	2,147,236
Interest and other income	(48,190)	(11,205)	(986)
Gain on disposal of investment	-	(6,768)	-
Limestone sale	-	(100,000)	(250,000)
Gain on cancellation of debt (Note 6)	-	(194,000)	-
	(48,190)	(311,973)	(250,986)
Net loss for year	2,887,057	1,568,435	1,896,250
Deficit, beginning of year	(27,510,684)	(25,942,249)	(24,045,999)
Elimination of deficit (Note 12)	27,748,932	-	-
Retained deficit, end of year	(2,648,809)	(27,510,684)	(25,942,249)

Loss per share
Basic and diluted (Note 16)	(0.04)	(0.04)	(0.06)

The accompanying notes are an integral part of these financial statements.
3

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2004	2003	2002

Cash flows from operating activities
Cash paid to suppliers	(1,321,259)	(1,491,817)	(637,952)
Cash paid to employees	(878,063)	(921,277)	(782,086)
Interest paid	(3,900)	(45,921)	(22,218)
Interest income received	47,549	2,358	714
Cash received from customers	-	-	269,004
	(2,155,673)	(2,456,657)	(1,172,538)
Cash flows from financing activities
Issuance of common shares for cash	9,381,086	4,623,601	911,705
Advances on share subscriptions	173,252	-	-
Share issuance costs	(546,383)	(163,590)	-
	9,007,955	4,460,011	911,705
Cash flows from investing activities
Mineral exploration costs	(3,153,233)	(230,970)	-
Purchase of capital assets	(73,071)	(29,442)	(99)
Proceeds on disposal of investment	-	26,768	-
Proceeds on disposal of capital assets	-	800	18,000
	(3,226,304)	(232,844)	17,901
Increase (decrease) in cash	3,625,978	1,770,510	(242,932)
Cash at beginning of year	1,818,292	47,782	290,714
Cash at end of year	5,444,270	1,818,292	47,782

The accompanying notes are an integral part of these financial statements.
4

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

1.     Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the exploration and future development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.     Significant accounting policies

(a)   Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries. Rockyview Development Limited and its subsidiaries have been inactive since 1998. Dawson Bay Minerals Inc. has been inactive throughout 2004. All intercompany balances and transactions have been eliminated.

(b)    Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(c)    Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less.

(d)    Property, plant and equipment

Capital assets are recorded at cost. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

5

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

2.     Significant accounting policies (continued)

(e)    Mineral properties

The Company expenses mineral exploration costs, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property, as management is of the opinion that it is probable these costs will be recovered from future operations. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value) or if leases and permits are sold, allowed to lapse or abandoned, a provision is made for the impairment based on undiscounted estimated future net cashflows.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

(f)    Long-lived assets

Long-lived assets consist of property, plant and equipment and mineral properties. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

(g)   Asset retirement obligation

The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense. There is no impact on the current year's financial statements, as production has not yet occurred.

(h)   Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(i)    Research costs

The Company was actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

6

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

2.     Significant accounting policies (continued)

(j)   Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in the current year's income.

(k)   Stock-based compensation and contributed surplus

Effective January 1, 2003, the Company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountant's ("CICA") Handbook 3870 Stock-based Compensation and Other Stock-based Payments, which requires the fair-value method of accounting for stock-based payments. Under the prospective adoption, compensation expense is recognized for stock options granted, modified or settled after January 1, 2003 based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as compensation expenses and contributed surplus. In the year of adoption, the year ended December 31, 2003, additional compensation expense of $66,681 and additional mineral exploration costs of $1,231 were recorded.

For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic-value method and as a result, no compensation cost is recorded on the grant of stock options to employees. Instead, consideration paid by employees on the exercise of stock options is recorded as share capital. Pro-forma net income and earnings per share have been provided as if the fair-value accounting method had been used for employee stock options since January 1, 2001 (see Note 8).

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimate, they involve inherent uncertainties based on market conditions generally outside the control of the Company. If future market conditions are different than the assumption used, stock-based compensation expense could be significantly different.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded in contributed surplus for the options, at the time of issue, is credited to share capital along with the proceeds received upon exercise.

(l)   Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(m)   Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

7

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

3.     Restatement

The Company has estimated and accrued a potential liability as outlined in note 8, which was not previously recorded in the financial statements. This correction of an error has been applied retroactively. For the year ended December 31, 2004, $1,750,000 was recorded as in increase in current liabilities, $1,450,000 as an offsetting reduction in share capital for amounts related to flow through shares and $300,000 as an increase to office expenses for an estimated interest expense. For the year ended December 31, 2003, $750,000 was recorded as an accrued liability with an offsetting decrease in share capital. In addition, the future income tax recovery recorded on the income statement was reclassified as an increase in share capital for amounts related to flow through shares.

The cumulative effect of these changes on previously reported results for the year ended December 31, 2004 is an increase in current liabilities of $2,500,000 (from $580,787 to $3,080,787), a increase in share capital of $260,300 (from $8,501,576 to $8,761,876), an increase in the net loss of $1,663,000 (from $1,224,057 to $2,887,057) and a resulting decrease in retained earnings of $2,760,300 (from retained earnings of $111,491 to an accumulated deficit of $2,648,809). The cumulative effect of these changes on previously reported results for the year ended December 31, 2003 is an increase in current liabilities of $750,000 (from $148,786 to $898,786), an increase share capital of $347,300 (from $28,598,874 to $28,946,174), an increase in the net loss of $1,011,000 (from $557,435 to $1,568,435) and a resulting increase in accumulated deficit of $1,097,300 (from $26,413,384 to $27,510,684). The cumulative effect of these changes on previously reported results for the year ended December 31, 2002 is an increase in the net loss of $86,300 (from $1,809,950 to $1,896,250), an increase in share capital of $86,300, and a resulting increase in accumulated deficit of $86,300.

4.     Property, plant and equipment

		2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	312,522	205,485	107,037	270,454	185,179	85,275
Computer	279,553	220,233	59,320	256,390	200,491	55,899
Leasehold improvements	38,382	23,522	14,860	30,543	13,235	17,308
	630,457	449,240	181,217	557,387	398,905	158,482

5.     Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca and Birch Mountains regions of Northern Alberta.

Athabasca Region

At December 31, 2004, the Company's mineral property in the Athabasca region consisted of 38 (2003 - 40) permits, which includes 15 permits in the process of being converted by the Company to leases and 65 (2003 - 30) leases for a total area of 335,190 (2003 - 279,351) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

In September 2003, the Company signed an agreement to sell a minimum of $100,000 worth of limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine.

Birch Mountains Region

At December 31, 2003, the Company's mineral property in the Birch Mountains region comprised 10 permits covering 92,160 hectares. These permits expired in 2004 and the Company no longer has any interests in this area.

8

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

5.     Mineral properties (continued)

Amounts capitalized and expensed related to mineral properties over the past two years are as follows:

	2004	2004	2003	2004	2003
	Total Capitalized	Capitalized	Capitalized	Expensed	Expensed
Administration	79,383	73,910	5,473	34,276	65,797
Assay and geological	77,740	77,740	-	654	20,429
Land lease and permit	50,530	47,320	3,210	611,857	146,327
Materials, services and drilling	2,606,237	2,393,912	212,325	45,737	179,060
Salaries	584,255	479,089	105,166	66,708	315,925
Travel and accommodations	91,224	81,262	9,962	3,139	16,847
	3,489,369	3,153,233	336,136	762,371	744,385

6.     Accounts payable and accrued liabilities

Included in accounts payable are trade payables and accrued liabilities related to regular business operations. During 2003, the Company cancelled an accrued payable in the amount of $194,000 relating to the estimated costs of discontinuing the Indonesian operations in 1998.

7.     Deferred credit

The deferred credit is an amount related to a customer prepayment for future product deliveries.

8.     Other current liabilities

The Company has raised capital through flow through share issuances in 2002, 2003 and 2004, that provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,500,000.

9

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

9. Share capital

(a) Authorized capital
Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

(b) Common shares
	Number	Amount
Balance December 31, 2002	36,886,399	25,273,210
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	1,779,500

Share issuance costs	-	(185,636)
Balance December 31, 2003	50,449,085	28,946,174
Issued for cash
Issued on exercise of warrants	5,395,292	2,723,054
Issued on exercise of options	545,180	228,580
Private placements	3,891,013	2,865,038
Flow-through shares	6,026,229	2,294,344

Share issuance costs	-	(546,382)
Elimination of deficit (note 10)		(27,748,932)
Balance December 31, 2004	66,306,799	8,761,876

In December 2004, the Company completed a private placement of 732,263 units at $1.50 per unit. Of these units 142,896 units were flow-through and the remaining 589,367 consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $2.00 before December 31, 2005.

In July, August and December 2004, the Company completed a private placement in three tranches. A total of 9,184,979 units at $0.60 per unit were issued. Of these units 5,883,333 units were flow-through and the remaining 3,301,646 consisted of one common share and one-half of one common share warrant, each whole share warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005. The agent received 666,667 warrants, each warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005.

At December 31, 2004, the Company had renounced all of its flow-through commitments remaining on shares issued in 2003 and renounced $3,7,44,000 of expenditures for shares issued in 2004. The balance of $2,525,000of qualifying expenditures is to be incurred prior to December 31, 2005.

In December 2003, the Company completed a private placement of 4,000,000 flow-through units at a price of $0.50 per unit.

In August, October and November 2003, the Company completed three additional private placements totalling 4,123,564 units at $0.30 per unit. Each unit consisted of one common share plus one-half of one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 12 months after closing.

In May 2003, the Company completed a private placement of 4,758,410 units at $0.25 per unit. Of these, 1,870,000 units were flow-through. All units consisted of one common share and common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 16 months after closing.

10

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

9.     Share capital (continued)

In January 2003, the Company completed a private placement of 465,712 units at $0.25 per unit. Of these, 248,000 units were flow-through. All units consisted of one common share and one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

At December 31, 2003, the Company had renounced all of its flow-through commitment and incurred $578,407 of expenditures. The balance of $1,951,093 of qualifying expenditures were incurred prior to December 31, 2004.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent third-party verification tests using a double-blind chain-of-custody test protocol, the costs of which are to be borne by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive and no compensation has been paid and no shares have been issued.

(c)    Preferred shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series. No preferred shares have been issued.

(d)   Reserved for issue

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004. The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, pricing and vesting of the grants.

11

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

9.     Share capital (continued)

The Company has granted options on common shares as follows:

	Number of	Price Range	Weighted Average	Expiry
	Options	($)	Price ($)	Date
December 31, 2001, outstanding	2,298,750	0.22 - 1.36	0.77	2003 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(235,000)	0.70 - 1.36	0.98	2003
December 31, 2002, outstanding	4,618,750	0.22 - 1.36	0.53	2004- 2007
Granted	2,487,500	0.30 - 0.50	0.32	2004 - 2008
Cancelled	(500,000)	0.35 - 0.90	0.52	2004
Exercised	(215,000)	0.22 - 0.35	0.30	2004
December 31, 2003, outstanding	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	(665,000)	1.36	1.36	2004
Exercised	(545,180)	0.26 - 0.55	0.40	2007-2008
December 31, 2004, outstanding	7,316,070	0.26 - 0.74	0.45	2005 - 2009

The following summarizes information about stock options outstanding and exercisable as at December 31, 2004:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,365,000	April 2007	1,365,000	0.34
2,092,320	October 2008	1,569,240	0.30
125,000	May 2009	62,500	0.53
1,780,000	August 2009	445,000	0.55
30,000	November 2009	7,500	0.74
7,316,070	2006 - 2009	5,372,990	0.37

12

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

9.     Share capital (continued)

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of	Price	Weighted-Average	Expiry
	Warrants	Range ($)	Price ($)	Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2004
Issued	7,553,104	0.50	0.50	2004
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
Issued	2,906,857	0.75 - 2.00	0.97	2005
Expired	(5,418,758)	0.50	0.50	2004
Exercised	(5,395,292)	0.50 - 0.75	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005

During 2004, 5,395,292 warrants were exercised and a corresponding number of common shares were issued at a weighted average price of $0.50 each for a total consideration of $2,723,054.

During 2003, the Company extended the expiry date of warrants that were scheduled to expire in 2003 to 2004. All of the outstanding warrants as at December 31, 2002, were re-priced from a range of $0.75 - $1.00 per warrant to $0.50 per warrant.

10.   Stock-based compensation

The Company uses the fair-value method using the Black-Scholes option-pricing model to provide a value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(a)    Employees, directors and officers

In 2004, the total stock-based compensation for options issued to employees, directors and officers during the year was $380,023 (2003 - $266,723). The amount will be amortized over an 18-month period as the options vest. As a result the compensation expense recognized for the year was $246,127 (2003 - $66,681), which included the amortization of $137,053 related to options issued in 2003, leaving an unamortized balance of $337,629 (2003 - $200,042).

Had the fair-value method been used since January 1, 2001, the Company's net earnings and net earnings per share would have been as follows:

	2004	2003	2002
Pro-forma loss	(2,887,057)	(1,568,435)	(2,166,250)
Loss per share, basic	(0.04)	(0.04)	(0.06)

13

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

10.    Stock-based compensation (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected life	1 to 2 years	3 years	5 years
Risk-free interest rate	3.8%	3.9%	4.5%
Expected volatility	65%	65%	35%
Annual dividends	nil	nil	nil

(b)    Advisors

In 2004, the Company issued 200,000 options at an exercise price of $0.50 to an investor relations advisory firm. The total stock-based compensation for these options was $32,231. The amount will be amortized over the period as the options vest. The amount recognized as compensation expense in the current year is $35,922, which has been reflected in professional fees and included the amortization of $3,691 related to options issued in 2003, leaving an amortized balance of $nil.

In 2003, the total stock-based compensation was $26,967. The amount was amortized over a 16-month period, which was the vesting period of the options. Of the total amount, $22,045 has been reflected as share issuance costs and $1,231 as mineral exploration costs, with the offsetting credits to contributed surplus and leaving an unamortized balance of $3,691.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003
Expected life	1 year	2 years
Risk-free interest rate range	3.8%	3.8%
Expected volatility	65%	65%
Annual dividends	nil	nil

11.     Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2002	-
Options granted to employees, directors and officers	66,681
Options granted to advisors	23,276
Balance, December 31, 2003	89,957
Options granted to employees, directors and officers	246,127
Options granted to advisors	35,922
Options converted to share capital	(33,437)
Balance December 31, 2004	338,569

12.     Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

14

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

13.     Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

	Land Lease	Other	Total
2005	451,947	306,460	758,407
2006	451,947	267,135	719,082
2007	451,555	103,335	554,890
2008	451,555	29,943	481,498
2009	444,586	-	444,586
	2,251,590	706,873	2,958,463

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease.

14.     Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

  Included in shareholder services and promotion is $14,656 (2003 - $1,469; 2002 - $9,888) paid to a company controlled by the spouse of a director.
  Included in professional fees is $37,159 (2003 - $26,327; 2002 - 46,614) of consulting and legal fees paid to a company owned by an officer.
  Included in professional fees is $99,145 (2003 - $77,254, 2002 - $61,664) of legal fees paid to firms in which officers are partners.
  Included in accounts payable is $7,945 (2003 - $24,953; 2002 - $68,763) relating to these transactions.

15.     Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2004	2003	2002

Loss before taxes	2,887,057	1,568,435	1,896,250
	1,124,509
Expected tax recovery at 38.95% (2003 - 40.80%; 2002 - 41.00%)		639,921	777,462
Resource allowance	(138,585)	(205,591)	(55,971)
Share issue costs	17,342	20,989	8,749
Non-deductible expenses for tax and other	(120,779)	(36,613)	(3,587)
Other permanent differences	163,469	(788,224)	-
Valuation allowance	(1,045,956)	369,518	(726,653)
Future income tax recovery	-	-	-

Future income tax assets consist of the following temporary differences:
	2004	2003	2002
Mineral exploration costs	6,590,913	5,840,161	5,683,330
Capital assets	69,911	90,770	101,291
Scientific Research and Experimental Development expenditures unclaimed	77,702	79,438	86,806
Non-capital loss carry forwards	537,675	436,552	987,185
Share issuance costs and other	154,518	54,692	12,519
Valuation allowance	(7,430,719)	(6,501,613)	(6,871,131)
Future tax assets (net of valuation allowance)	-	-	-

15

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

15.     Income taxes (continued)

At December 31, 2004, the Company has the following deductions available:

  Canadian mining exploration costs and undepreciated capital cost allowance of $21,480,000 (2003 - $16,804,000, 2002 - $14,600,000), which may be carried forward indefinitely;
  Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
  Non-capital loss carry forwards of approximately $1,359,000 that, if unused, will expire as follows:
2005	132,000
2006	185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	303,000

In addition to the above, the Company has the following tax deductions available, which have not been reflected in the statements:

  Capital losses of $3,500,000, which may be carried forward indefinitely; and
  Investment tax credits of $38,000 available for carry forward to 2005.

16.     Per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 56,596,951 (2003 - 41,147,226, 2002 - 34,323,673). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

17.     Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2003 established an Industrial Mineral Division to pursue the development of its limestone property. The Company's activities are focused in Western Canada.

	Mineral	Mineral	Industrial
	Exploration	Technology	Minerals	Corporate	Total
2004
Revenue	-	-	-	48,190	48,190
Expense	762,371	-	-	2,172,876	2,935,247
Loss	(762,371)	-	-	(2,124,686)	(2,887,057)
Assets	59,393	-	3,585,938	5,887,092	9,532,423
2003
Revenue	-	-	100,000	211,973	311,973
Expense	262,044	11,150	471,191	1,136,023	1,880,408
Loss	(262,044)	(11,150)	(371,191)	(924,050)	(1,568,435)
Assets	39,510	-	364,892	2,019,831	2,424,233
2002
Revenue	-	-	250,000	986	250,986
Expense	821,331	42,514	112,460	1,170,931	2,147,236
Loss	(821,331)	(42,514)	137,540	(1,169,945)	(1,896,250)
Assets	81,600	-	-	183,492	265,092

16

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

18.     Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair values

The carrying amount of cash and cash equivalents, amounts receivable and amounts payable approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the year-end exchange rate.

	2004	2003
Cash (CAD$)	387,182	29,966
Accounts payable (CAD$)	20,376	1,382

19.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)    The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $2,525,000 (2003 - $1,951,093, 2002 - $134,866).

(b)   Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. The Company has adjusted its accounting for mineral properties under U.S. GAAP. Previously, the Company capitalized development costs for mineral properties commencing in 2004 when an independent prefeasibility report confirmed a local market for products to be produced from the Company's mineral properties. Now for U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves according to SEC Industry Guide 7. Capitalized costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. The result of this restatement is to write-off $1,963,670 ($0.04 per share) of mineral expenditures in 2004.

Under Canadian GAAP, the Company is regarded as a development stage enterprise and under U.S. GAAP the Company is regarded as an exploration stage enterprise.

Prior to January 1, 2003, the Company's treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference. For 2003 and 2004, the Company's reserves do not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

17

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

19.    Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

	2004	2004	2003
	As restated	As previously
		reported

Mineral properties - Canadian GAAP	3,489,369	3,489,369	336,136
Exploration expenditures capitalized (b)	(3,489,369)	(1,525,699)	336,136
Mineral properties - U.S. GAAP	-	1,963,670	-

Shareholders' equity - Canadian GAAP	6,451,636	6,451,636	1,525,447

Share capital (d)	36,510,808	8,761,876	28,946,174
Contributed surplus	338,569	338,569	89,957
Deficit (d)	(30,397,741)	(2,648,809)	(27,510,684)
	6,451,636	6,451,636	1,525,447
Exploration expenditures capitalized (b)	(3,489,369)	(1,525,699)	(336,136)
Shareholders' equity - U.S. GAAP	2,962,267	4,925,937	1,189,311

The impact on the consolidated statement of loss would be as follows:

	2004	2004	2003	2002
	As restated	As previously
		reported
Loss for the year - Canadian GAAP	2,887,057	2,887,057	1,568,435	1,896,250
Exploration expenditures capitalized (b)	3,153,233	1,189,563	336,136	-
Loss for the year - U.S. GAAP	6,040,290	4,076,620	1,904,571	1,896,250
Loss per share - U.S. GAAP
Basic and fully diluted	(0.11)	(0.07)	(0.05)	(0.06)

(c)   Commencing Jan 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as proforma information in the notes to the financial statements.

For the years ended December 31, 2004 and 2003, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8% to 3.9%, an expected volatility of 65% and an expected life of one to three years. For 2004, the fair value of the options, calculated as $278,357 (2003 - $66,681), is included in the net loss. Prior to Jan 1, 2003, the Company accounted for stock options in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, stock-based compensation to employees and directors is calculated using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price versus the exercise price at the date granted.

18

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2004	2004	2003	2002
	As restated	As previously
		reported
Net loss for the year under U.S. GAAP	6,040,290	4,076,620	1,904,571	1,896,250
Pro-forma stock compensation	-	-	-	270,000
Pro-forma loss for the year under U.S.	6,040,290	4,076,620	1,904,571	2,166,250
GAAP

Loss per share under U.S. GAAP
Basic and diluted	(0.11)	(0.07)	(0.05)	(0.06)

Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements.

(d)    Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, made by the Company in 2004, is not permitted by U.S. GAAP. As a result, under U.S. GAAP, capital stock and deficit is increased by $27,748,932 in 2004.

20.     Subsequent events

Subsequent to December 31, 2004, the Company issued a total of 600,000 stock options to an employee and a consultant at an exercise price of $2.35, as well as 1,290,000 options with 1,100,000 options to directors and officers with an exercise price of $2.48.

21.     Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

19